FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number: 1-14974

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Press Release

Thomson : Successful Warrant Offer

Paris, October 20th 2004 – Thomson announces today the results of its offer of Warrants giving the right to acquire or to subscribe to shares (or BASA) which was reserved for individual shareholders meeting strict pre-defined eligibility criteria. The offer took place as part of a plan announced on July 22nd and following approval of resolutions submitted to the Shareholders’ Meeting on September 15th 2004.

The subscription period was between 1st – 12th October 2004.

More than 12.4 million Warrants were subscribed and requests for principal and supplementary Warrant subscriptions will be met in full.

In addition, the date of payment for the Warrants has been put back to 25th October 2004. The Warrants will be registered in the accounts of subscribers, therefore, as of 26th October 2004.

This operation was described in a prospectus, comprising the document de référence filed with the AMF on April 22nd 2004 (number D. 04-0557) and a note d’opération which received from the AMF a visa no. 04-786 dated September 23rd 2004.

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The Warrants or the underlying shares have not been, and will not be, registered under the 1933 United States Securities Act (“Securities Act”) and the Warrants and the underlying shares cannot be offered or sold in the United States without registration under the Securities Act or without an exemption from registration under the Securities Act.

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About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, systems, and services to help Media & Entertainment clients realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainement industries by offering end-to-end solutions to content creators, video network operators and retailers through its Technicolor, Grass Valley, RCA and THOMSON brands. For more information: www.thomson.net http://www.thomson.net

Press Release

Thomson Announces Third Quarter 2004 Sales,

Sets Out its Five Strategic Priorities

•	Strong like-for-like revenue growth of 8%. No change in full-year revenue guidance

•	Continued strength in Digital Content Solutions and Video Network Solutions

•	Five strategic priorities announced today

•	One-time charge against H2 2004 results of €780 million for Displays’ repositioning. Cash costs regarding Displays in line with previous management assumptions

•	Accordingly, no change to 2004-2006 free cash flow objective of € 1.2 to 1.5 bn

•	Management expects S&P to affirm BBB+ rating; Moody’s expected to issue Baa1 rating

* * *

Paris, October 21st, 2004 – The Board of Directors of Thomson (Euronext Paris: 18453, NYSE:TMS) met on 19th October, chaired by Frank Dangeard. It reviewed the Group’s current performance and endorsed the five strategic priorities presented by management. Thomson today announces its sales for the third quarter 2004 and sets out these strategic priorities.

Frank Dangeard, Chairman & CEO of Thomson, commented : “Thomson’s third quarter sales reflect the sound performance of the Group’s core Media & Entertainment businesses. By successfully implementing our five strategic priorities – all of which are equally important—we will focus the Group on its growing and higher-return Media & Entertainment activities.”

Third Quarter Sales 2004

Set out below are the third quarter unaudited consolidated sales, adjusted for the impact of acquisitions and discontinued or transferred activities:

In million euros and%	3Q 04 actual	3Q 03 reported	3Q 04 at constant currency		3Q 03 adjusted		% change
Digital Content Solutions	558	550	581		550		6%
Video Network Solutions	520	345	546		345		59%
Industry & Consumer Solutions (ICS)	763	1,092	787		1,092		n.m.
Others	8	2	8		2		n.m.
Adjusted Industry & Consumer Solutions			783	(1)	842	(2)	(7)%
(Other underlying)			(5)		(12)		n.m.
Total Group	1,849	1,988	—		—		—
(Acquisitions)	—	—	(55)		(6)		—
Total Like-for-Like	—	—	1,857	(1)	1,720	(2)	8%

(1)	Third quarter 2004 reported ICS sales have been adjusted for optical modules: (€4 million)
(2)	Third quarter 2003 reported ICS sales have been adjusted for optical modules: (€60 million), marketing and sales services: +€34 million and TV deconsolidation: (€224 million).

Five Strategic Priorities

Thomson’s clients are in Media & Entertainment – content creators, content distributors and users of its technology. Thomson’s ambition is to be the preferred partner of the Media & Entertainment industries. Following the Shareholders’ Meeting on September 15th, Thomson sets out today its five strategic priorities:

•	Broaden its offering to existing Media & Entertainment clients and expand its client base

•	Focus on media technologies and increase its R&D efforts

•	Seize growth opportunities in electronic content management and distribution

•	Lead in Internet Protocol devices and solutions which its clients can use for their end-customers

•	Actively seek partnerships for its Displays assets

Financial Consequences of Displays Strategy

In order to partner its Displays assets, Thomson has reassessed their carrying values and the likely cost of implementing this strategy.

Thomson will take a one-time charge of €780 million largely against its H2 2004 results related to the Group’s Displays and Components assets. €530 million of this charge represents non-cash items.

The total net cash cost of implementing the Displays strategy announced today is in line with previous management assumptions at a maximum of €250 million.

Accordingly, there is no change to Thomson’s objective, given previously by management, to generate €1.2 to €1.5 bn of cumulative free cash flow over the 2004-2006 period.

By rapidly pursuing partnerships for its Displays assets, Thomson will stabilize the future development of this activity, and at the same time enable the Group to focus on its growing and higher-return Media & Entertainment activities and improve its future earnings quality.

Other

Thomson expects Standard & Poors to affirm this morning the Group’s BBB+ rating and it also expects Moody’s to issue a Baa1 rating today.

Thomson has purchased 1.07 million shares pursuant to the approval by the Shareholders’ Meeting on September 15th of its €400 million share buy-back program. The shares bought back, together with the 6.23 million treasury shares already held by the Group, have now been cancelled, in line with the Group’s commitments. The cancellation of shares has no P&L or balance sheet impact.

FY 2004 Outlook

The sales performance in the third quarter met expectations. Accordingly, the Group is maintaining its full-year sales growth target of 6% at constant currency.

As previously indicated, the Group will provide roadmaps for each of its strategic priorities, as well as the related organisation, towards the end of November.

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FIVE STRATEGIC PRIORITIES

Partnering with the Media & Entertainment Industries

At the Extraordinary Shareholders’ Meeting of September 15th, 2004, Thomson’s shareholders endorsed the Board’s proposal to accelerate the implementation of the Group’s strategy, confirming the strategic evolution that the Board initiated in 2001.

Thomson’s clients are in Media & Entertainment – content creators, content distributors and users of its technology. Thomson’s ambition is to be the preferred partner of the Media & Entertainment industries, by providing them with technologies, systems and services for their imaging and video needs. The transfer of Thomson’s TV assets against a minority stake in TCL-Thomson-Electronics (TTE) was a major step towards realizing this strategic objective, as was the continuous expansion of Thomson’s Media & Entertainment assets in the last few years.

The Board’s decision regarding strategy implementation, and the deconsolidation of the TV assets, enable Thomson to set out today its five strategic priorities.

As indicated on September 15th, the Group will provide roadmaps for each of its strategic priorities, as well as the related organisation, towards the end of November.

Setting out Five Strategic Priorities

Thomson is setting out today its five strategic priorities:

1. Broaden Offering to Media & Entertainment Clients: The range of imaging and video systems and services that Thomson can provide to its Media & Entertainment clients has increased significantly in recent years. On the other hand, the Media & Entertainment industries are relatively concentrated. The Group’s client base follows this pattern in content creation and in content distribution. The users of Thomson’s technologies are much more diversified.

Accordingly, Thomson sets as a strategic priority to broaden its offering to existing Media & Entertainment clients and expand its client base. Thomson will expand the range of systems and services it offers to its existing clients, including geographically (particularly in Asia). The Group will also expand its client base by targeting (i) new categories of content creators and distributors, and (ii) Media & Entertainment groups in Asia (e.g. China, India) and Europe.

With all of its clients, Thomson is prepared to enter into long-term partnerships for the co-development of solutions tailored to their specific needs, and for the outsourcing of certain of their non-core activities. The Group therefore expects the expansion of its business generally to take the form of long-term contractual relationships, as is already the case today.

2. Focus on Media Technologies: Thomson owns or has access to many of the technologies that are key to its clients’ development. The Group sets as a strategic priority to focus on the technology needs of its Media & Entertainment clients in a digital environment (create, capture, package, distribute and access visual content securely and effectively in standard and high-definition digital formats). The Group will increase its R&D efforts, launch new R&D initiatives, strengthen its R&D partnerships, and give more visibility to its areas of technology excellence.

The Group’s commitment to intellectual property and to its licensing activities will continue unabated under traditional (patent- and trademark-based) or new licensing models.

3. Seize Growth Opportunities in Electronic Content Management and Distribution: Thomson sets as a strategic priority to expand further in the digital preparation of content, the management on behalf of its clients of digital content flows and the management of certain elements of video-specific infrastructure. These areas present significant growth opportunities for the Group.

Electronic content management and distribution span all activities and divisions in Thomson, from post-production to broadcast equipment and media services, to access and home networking devices. To take two specific examples, post-production is an important and growing contributor to the Group’s revenues and profit, while network services (advertising networks, play-out outsourcing, video-centric infrastructure management) are emerging activities within the Group.

The Group intends to commit significant resources, notably in support of client-led initiatives, in the areas of security, IP-based distribution and network services.

4. Lead in IP-Devices and Solutions: Distribution networks for visual content are embracing Internet Protocol (IP) technologies, enabling voice/data/video content to be accessed seamlessly by end-customers. Network operators focus on access devices as an important link to their end-customers, and a way to differentiate their offering.

Thomson sets as a strategic priority to provide its distribution clients with the appropriate “connected” devices, device and network solutions and integration services, building on its world-leading position in set-top boxes, DSL modems and its traditionally strong Integrated Circuit (IC) design capabilities.

Related to the above are home networking solutions for end-consumers and integration solutions for network operators, which Thomson also intends to develop from its core asset base of brands, physical distribution strength and consumer marketing and technology know-how.

5. Actively seek Partnerships in Displays: Thomson sets as a strategic priority to ensure that its Displays assets participate swiftly in the consolidation of the display industry. The consolidation is a response to the rapid evolution of this industry, as TV manufacturers respond to end-customer and technology changes with varied strategies by geographic region.

The Group holds leading positions in Cathode Ray Tubes (CRT) and certain other display technologies, particularly through its sites in China, Eastern Europe and Mexico. The Group will enter into partnership discussions immediately with respect to its assets.

By rapidly repositioning and pursuing partnership in its Displays business, Thomson will stabilize the future development of this activity, and at the same time enable the Group to focus on its growing and higher-return Media & Entertainment activities and improve its future earnings quality.

Financial Consequences of the Displays Strategy

Thomson intends to act rapidly to implement its five strategic priorities. In particular, and as a result of the Board’s strategy implementation decision and of the formation of TTE in July, Thomson has had to reassess the carrying values of the Displays and Components assets and the likely cost of implementing the strategy with respect to Displays.

As a result of this reassessment, Thomson will take a one-time charge of €780 million largely against its H2 2004 results related to the Group’s Displays and Components assets. €530 million of this charge represents non-cash items.

The total net cash cost of implementing the Displays strategy is in line with previous estimates at a maximum of €250 million.

Accordingly, there is no change to Thomson’s objective, given previously by management, to generate €1.2 to €1.5 bn of cumulative free cash flow over the 2004-2006 period.

THIRD QUARTER SALES 2004

Highlights

Thomson reported consolidated net sales for the third quarter 2004 of €1,849 million (third quarter 2003, €1,988 million). Currency movements reduced sales during the quarter by €72 million. Changes in perimeter were material in the quarter compared to the third quarter 2003. In order to establish a like-for-like comparison, reported revenues have been adjusted for TV deconsolidation, other underlying and acquisitions (see table on page 2). Adjusted for currency movements and all perimeter impacts and discontinued or transferred activities, consolidated net sales rose 8%.

Media & Entertainment assets revenues grew by 24% organically.

Divisional Review

Digital Content Solutions

Third quarter 2004 revenues reached €558 million (third quarter 2003, €550 million). Currency movements reduced sales during the quarter by €23 million. Sales excluding currency movements grew by 6%, or grew by 2% including currency movements. Perimeter effects (Cinecolor, Command Post, International Recording and Madrid Film) added €16 million to net sales during the quarter.

•	In Home Entertainment Services: the replication of DVD units grew by 45 million units (+18% year-on-year) to approximately 301 million units. This represents the second largest quarter ever in DVD volumes. On the other hand, VHS duplication declined faster than in previous quarters, falling 49% year-on-year to approximately 35 million units, which weighed on the division’s growth rate. The split of DVD to VHS units now stands at 90%/10% versus 80%/20% a year ago. DVD activity in Europe was strong but US activity showed more volatility in the quarter in both new release and catalog movies. Actions are in place to address some unfavourable raw materials price trends, notably polycarbonate.

•	Entertainment Services had a strong quarter in both film and post-production. Film footage was up 30% versus last year to approximately 1.3 billion feet.

•	Digital Content Solutions technology licensing revenues were little changed at €2 million.

Video Network Solutions

Third quarter 2004 revenues grew strongly to €520 million (third quarter 2003, €345 million). Currency movements reduced sales during the quarter by €26 million. Excluding currency movements, sales increased by 59%, or grew by 51% including currency movements. Perimeter effects were not meaningful during the quarter.

•	The Grass Valley/Broadcast activities revenues continued to grow. Production (cameras and switchers) and playout (routers and servers) activities had a strong quarter, with a sustained trend in activities related to professional broadcasting.

•	Within Broadband Access Products and Services, revenues were up 86% at constant currency. Overall, Thomson sold approx 3.6 million decoders worldwide during the quarter, compared to 1.2 million in the third quarter of 2003. Activity was strong in the U.S. satellite business, underpinned by good fundamentals and a promising start to the DirecTV contract. Thomson continued to expand geographically and to deepen its existing client relationships by adding new customers in Latin America, Europe and notably Asia. The Group showed continued traction with telecom customers in both DSL and IP set top boxes (areas in which the group is involved in a number of trials in Europe in Q4 and 2005).

•	Video Network Solutions technology licensing revenues increased to €26 million from €20 million in the third quarter 2003. The MPEG2 program in particular recorded another quarter of growth on the back of higher underlying volumes.

Industry & Consumer Solutions adjusted for acquisitions and discontinued or transferred activities

Third quarter 2004 revenues reached €763 million (third quarter 2003, €836 million adjusted for acquisitions and discontinued or transferred activities). Currency movements reduced sales during the quarter by €23 million. Acquisitions (with the consolidation of Fortune’s Color Picture Tube lines in China and other audio activities) added a net €36 million to net sales during the quarter. Discontinued and transferred activities accounted for €(4) million. Excluding acquisitions, discontinued/transferred activities and currency movements, therefore, consolidated net sales showed a decrease of 6%.

•	Revenues in the Consumer businesses (Accessories, marketing and sales services and other consumer products) decreased by 2% excluding currency movements and adjusted for discontinued/transferred activities. Overall, revenues from these businesses accounted for 44% of our Industry & Consumer Solutions division sales.

•	In the Displays & Components activity, third quarter 2004 external revenues reached €266 million (third quarter 2003, €298 million). Excluding currency movements, revenues decreased by 9%. Thomson’s worldwide tubes production volumes reached 3.6 million units. Following the transaction with Foxconn in the optical modules business, Thomson recorded only a few million euros of sales in this activity, compared to €60 million in the third quarter of 2003.

•	Industry & Consumer Solutions technology licensing revenues reached €50 million compared to €60 million in the third quarter of 2003. Volumes in analog programs were lower year-on-year. The revenues from some newer digital programs, notably MP3, grew.

Technology

Taking licensing as a whole, third quarter 2004 revenues reached €78 million (third quarter 2003, €83 million). Currency movements reduced sales by €5 million during the quarter and accordingly, licensing revenues excluding currency movements were flat year-on-year. Revenues from digital programs were 70% of the total, compared to 58% in the third quarter 2003. The Group issued 589 patents worldwide during the quarter, compared to 600 for the same period in 2003.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions as well as conditions specific to Thomson’s business, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, systems, and services to help Media & Entertainment clients realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment industries by offering end-to-end solutions to content creators, video network operators and retailers through its Technicolor, Grass Valley, RCA and THOMSON brands. For more information: www.thomson.net <http://www.thomson.net>

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21st, 2004	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer